TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2016 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2016 Third-Quarter Results Include:

•	Income of $529.7 million
•	Maritime fleet utilization of 61 percent in offshore segment and 93 percent in product tankers and chemical tankers
•	Strategic alliance with TransCanada and Sierra Oil & Gas announced
•	Implementation of corporate actions to capitalize $4,600 million
•	Commenced supply chain financing with Greensill Capital Ltd through NAFIN supply chain program
•	Costs and SG&A in line with strategic reduction plan

(Mexico City, October 28, 2016) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime transportation and logistics Company, reported today its financial results for the third quarter of 2016.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM said, “This has been a difficult year for the oil industry, with reduced demand for oil services experienced around the world. In Mexico, we have seen a decrease in demand mostly for offshore supply vessels, as well for product tankers and chemical tankers”.

“We believe Mexican Energy Reform will play an important role in the recovery of the industry in the short and medium term, allowing us to diversify our sources of income as well as our customers. For example, expected investments around $2,500 million dollars for new seismic maps will offshore support vessels. In addition, investments in exploration and production, including those related to Round 1, will increase during 2017, which clearly represents an opportunity to hire our vessels with new and current customers.”

Mr. Serrano continued, “Energy Reform not only represents opportunities for the Maritime sector, where Grupo TMM has more than 60 years of experience, it also brings an opportunity for growth in our Ports and Terminals segment. In this segment, we recently announced a strategic alliance with TransCanada and Sierra Oil & Gas to jointly develop storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan, Veracruz to the central region of Mexico. This project includes a marine terminal for storage and distribution in Tuxpan, a 265 kilometer pipeline with capacity of 100,000 barrels per day and an inland distribution hub, providing an excellent connectivity with central Mexico”.

We are pleased to inform that TMM executed certain corporate acts related to its capitalization plan, which improved the shareholder’s equity to $3,007.7 million as of September 30, the Company’s plan (objective) is to further strengthen its Balance Sheet, and Company’s shareholder equity target is $6,000 million. These actions have improved TMM’s debt to equity ratio and will allow the Company to be better positioned to overcome the challenges of the global maritime sector as well as to take advantage of growth opportunities in the Ports and Terminals sector. TMM remains committed to increase shareholder value while maintaining the highest levels of safety and quality in its services.

Grupo TMM engaged Greensill Capital Ltd. for additional supply chain financing. Greensill Capital Ltd. is the first foreign financial institution to operate through the NAFIN’s supply chain program. The Company continues to work with other national financial institutions for additional supply chain financing, all of these to mitigate liquidity risk and strengthen Company’s cash position.

Mr. Serrano concluded, “The Company will continue with its efforts to reduce Costs and SG&A expenses, through a more efficient inventory management (fuel and spare parts), negotiations with suppliers, insurance companies and other agencies, as well as a reduction in Maritime crew expenses through efficient crew rotation”.

THIRD-QUARTER OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, consolidated revenue in the 2016 third quarter and first nine months decreased 33.3 percent and 13.4 percent respectively, mainly due to lower revenue in the Maritime segment, as the result of reduced demand in the offshore segment attributable to lower activity in the energy industry.

Consolidated operating income in the 2016 third quarter decreased to a loss of $139.2 million compared to income of $97.7 million in the same period last year, mainly due to offshore results in the Maritime segment. In the first nine months of 2016 consolidated operating income was $35.3 million compared to $274.1 million for the same period of 2015, attributable to decreased utilization of offshore vessels, partially offset by proceeds of $109.4 million from the sale of a strategic asset to a company related to Grupo TMM and directly linked to the strategic alliance with TransCanada and Sierra Oil & Gas in the development of a hydrocarbon storage terminal.

In the 2016 third quarter, income from non-recurrent operations was $15.3 million mainly due to proceeds from the sale of assets, compared to $40.7 million in the same period 2015.  In the first nine months of 2016 income from non-recurrent operations was $94.2 million income compared to $51.5 million income in the same period last year.

In the 2016 nine-month period, consolidated EBITDA was $518.3 million compared to $795.1 million for the same period of 2015.

Compared to the same period last year, Maritime revenue decreased 35.8 percent in the 2016 third quarter due mainly to lower revenue in the offshore segment of 62.4 percent attributable to 39 percent utilization of vessels due to a recent budget reduction by the Company’s principal customer, a 16.9 percent revenue reduction in product tankers due to lower average rates and 82 percent utilization, and to a $9.4 million decrease in shipyard revenue mainly attributable to the type of work performed, partially offset by higher revenue in chemical tankers of 27.2 percent attributable to higher volume transported and improved freight per ton value, as well as a 26.2 percent increase in harbor tugs vessels, due mainly to increased calls at the LNG terminal and better average revenue per call.

Maritime revenue decreased 15.2 percent during the first nine months of 2016 compared to the same period last year, due mainly to lower offshore segment revenue of 33.4 percent and cumulated utilization of 60.8 percent and a 3.3 percent decrease in shipyard revenue, partially offset by improved revenue in chemical tankers of 29.8 percent, harbor tug vessels of 20.5 percent and product tankers of 5.4 percent due to better fleet utilization.

Third-quarter Maritime operating profit decreased from income of $119.9 million in 2015 to a loss of $65.1 million, mainly attributable to lower revenue in the offshore segment partially offset by operating cost reductions. During the first nine months of 2016 Maritime operating profit decreased from $395.9 million in 2015 to $108.4 million in 2016 mainly due to lower utilization in the offshore segment, partially offset by improved results in the remaining Maritime segments, as well as the benefit of strategic cost reductions and favorable exchange rates.

Third-quarter 2016 Maritime EBITDA decreased to $88.9 million from $297.3 million in the 2015 period. EBITDA margin was 19.7 percent in the 2016 third quarter. During the first nine months of 2016 Maritime EBITDA decreased to $576.5 million compared to $900.0 million in the same period last year. First-nine month 2016 Maritime EBITDA margin was 32.7 percent.

Ports and Terminals revenue decreased 4.6 percent in the 2016 third quarter compared to the same period last year primarily attributable to lower Tuxpan and Tampico port revenue due to lower transported volumes, as well as decreased revenue in API Acapulco attributable to lower automotive volumes, partially offset by a benefit in agencies revenue due to better average rates, as well as increased revenue in the intermodal terminal. During the first nine months of 2016, Ports and Terminals revenue increased 6.0 percent compared to the same period last year.

Third-quarter 2016 Ports and Terminals operating profit decreased to $2.9 million compared to $6.9 million in the same period of 2015 mainly due to lower revenue at the Tuxpan and Tampico ports. During the first nine months of 2016 Ports and Terminals operating profit was $25.3 million compared to $25.9 million in the first nine months of 2015.

In the 2016 third quarter Ports and Terminals EBITDA was $6.0 million compared to $10.5 million in the same period last year. EBITDA margin for both the 2015 and 2016 third quarters was 8.6 percent. During the first nine months of 2016 Ports and Terminals EBITDA was $34.6 million compared to $37.4 million in the same period last year.

DEBT
As of September 30, 2016, TMM’s total net debt was $8,810.5 million. In the third quarter of 2016 TMM paid $378.5 million of its Trust Certificates debt, including $70 million of principal. Additionally, the Company reduced its debt by $945.2 million through its capitalization program. Of TMM’s total debt, $808.2 million, or 8.2 percent, is short term. Third-quarter’s Cash position was $1,093.5 million mainly attributable to the use of supply chain financing, which significantly improved the Company’s working capital.

Total Debt*
– Millions of Mexican Pesos –
	As of 09/30/16	As of 12/31/15
Mexican Trust Certificates (1)	$8,970.0	$9,752.6
Other Corporate Debt	934.0	927.7
Total Debt	$9,904.0	$10,680.3
Cash	1,093.5	1,045.4
Net Debt	$8,810.5	$9,634.9

*       Book Value
(1)       20-year term, non-recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México. Rate 6.55% (TIIE + 2.45); includes the effects of the merger of Grupo TMM, S.A.B., with Transportación Trasatlántica Mexicana, S.A. (“TTM”), dated as of August 31st, 2016.

Headquartered in Mexico City, Grupo TMM is a Latin American Maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	September 30,	December 31,
	2016	2015

Current assets:
Cash and cash equivalents	1,093.5	1,045.4
Accounts receivable
Accounts receivable - Net	820.6	1,048.4
Other accounts receivable	312.2	191.6
Prepaid expenses and others current assets	161.0	124.0
Non-current assets held for sale	171.5	194.2
Total current assets	2,558.8	2,603.6
Property, machinery and equipment	10,032.3	10,056.5
Cumulative Depreciation	(937.3)	(517.8)
Property, machinery and equipment - Net	9,095.0	9,538.6
Other assets	2,469.5	273.8
Total assets	14,123.3	12,416.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	808.2	684.7
Suppliers	214.4	279.0
Other accounts payable and accrued expenses	502.6	486.5
Liabilities directly associated with non-current assets held for sale	57.7	107.7
Total current liabilities	1,583.0	1,558.0
Long-term liabilities:
Bank loans	388.6	320.9
Trust certificates debt	8,707.1	9,674.6
Deferred taxes	218.1	219.6
Other long-term liabilities	218.8	211.2

Total long-term liabilities	9,532.6	10,426.3
Total liabilities	11,115.6	11,984.3

Total stockholders´ equity	3,007.7	431.8

Total liabilities and stockholders´ equity	14,123.3	12,416.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Presented Balance Sheet includes the effects of the merger of Grupo TMM, S.A.B., with Transportación Transatlántica Mexicana, S.A. (“TTM”), dated on August 31st, 2016. In accordance with Articles 223 and 224 of the Mexican General Corporations Act, the merger will have full legal effect after three months of its registration in the Mexican Public Registry of Commerce. For more information, please refer to “Information Booklet on Corporate Restructuring” filed on august 17, 2016 thought corresponding Form 6-K. Please also refer to the Balance Sheet without the effects of the merger attached.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Ports and Terminals	451.2	703.1	1,764.8	2,081.7
Maritime	69.2	72.6	219.5	207.1
Corporate and others	9.2	18.4	46.2	55.3
Revenue from freight and services	529.7	794.0	2,030.6	2,344.1

Ports and Terminals	(362.3)	(405.8)	(1,188.3)	(1,181.7)
Maritime	(63.2)	(62.0)	(184.9)	(169.7)
Corporate and others	(9.3)	(18.1)	(46.2)	(54.4)
Cost of freight and services	(434.8)	(485.9)	(1,419.4)	(1,405.8)

Ports and Terminals	(154.0)	(177.4)	(468.2)	(504.0)
Maritime	(3.1)	(3.6)	(9.3)	(11.5)
Corporate and others	(1.9)	(1.9)	(5.5)	(5.6)
Depreciation and amortization	(159.0)	(182.8)	(483.0)	(521.1)

Corporate expenses	(59.8)	(68.4)	(187.1)	(194.7)
Ports and Terminals	(65.1)	119.9	108.4	395.9
Maritime	2.9	7.0	25.3	25.9
Corporate and others	(1.9)	(1.5)	(5.5)	(4.6)
Other (expenses) income - Net	(15.3)	40.7	94.2	51.5
Operating Income	(139.2)	97.7	35.3	274.1
Financial (expenses) income - Net	(213.9)	(186.2)	(612.4)	(584.8)
Exchange gain (loss) - Net	(8.0)	(2.8)	(3.9)	2.4
Net financial cost	(221.9)	(189.0)	(616.3)	(582.4)
Loss before taxes	(361.1)	(91.3)	(581.0)	(308.3)
Provision for taxes	(0.9)	(1.0)	(2.4)	(2.2)

Net loss before discontinuing operations	(362.0)	(92.3)	(583.4)	(310.5)
Loss from discontinuing operations	(9.0)	(10.6)	(7.8)	(41.7)
Net loss for the period	(371.0)	(102.8)	(591.1)	(352.3)

Attributable to:
Minority interest	(0.1)	(3.0)	(0.5)	(3.7)
Equity holders of GTMM, S.A.B.	(371.0)	(99.8)	(590.6)	(348.5)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(3.6)	(1.0)	(5.8)	(3.4)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(3.6)	(1.0)	(5.8)	(3.4)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Cash flow from operation activities:
Net loss before discontinuing operations	(362.0)	(92.3)	(583.4)	(310.5)
Charges (credits) to income not affecting resources:
Depreciation & amortization	177.4	198.6	538.6	576.8
Other non-cash items	245.4	152.6	537.5	595.1
Total non-cash items	422.8	351.2	1,076.0	1,171.9
Changes in assets & liabilities	106.8	(104.5)	31.5	(365.6)
Total adjustments	529.6	246.7	1,107.6	806.3
Net cash provided by operating activities	167.6	154.5	524.2	495.7

Cash flow from investing activities:
Proceeds from sales of assets	20.4		27.7	62.9
Payments for purchases of assets	(35.7)	(24.7)	(46.8)	(79.9)
Proceeds from sales of subsidiaries		(28.2)		668.4
Net cash (used in) provided by investment activities	(15.3)	(52.9)	(19.1)	651.5

Cash flow provided by financing activities:
Short-term borrowings (net)	5.8	(14.9)	(16.2)	(216.7)
Repayment of long-term debt	(25.4)	(271.0)	(499.6)	(582.3)
Proceeds from issuance of long-term debt	20.0		20.0	30.0
Net cash provided by (used in) financing activities	0.5	(285.9)	(495.9)	(769.0)
Exchange losses on cash	14.3	47.8	38.9	59.1
Net increase (decrease) in cash	167.1	(136.5)	48.2	437.3
Cash at beginning of period	926.4	1,316.9	1,045.4	743.0
Cash at end of period	1,093.5	1,180.3	1,093.5	1,180.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
without effects of the Merger
- Millions of Pesos -

	September 30,	December 31,
	2016	2015

Current assets:
Cash and cash equivalents	1,093.5	1,045.4
Accounts receivable
Accounts receivable - Net	820.6	1,048.4
Other accounts receivable	312.2	191.6
Prepaid expenses and others current assets	161.0	124.0
Non-current assets held for sale	171.5	194.2
Total current assets	2,558.8	2,603.6
Property, machinery and equipment	10,032.3	10,056.5
Cumulative Depreciation	(937.3)	(517.8)
Property, machinery and equipment - Net	9,095.0	9,538.6
Other assets	247.7	273.8
Total assets	11,901.4	12,416.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	808.2	684.7
Suppliers	214.4	279.0
Other accounts payable and accrued expenses	502.6	486.5
Liabilities directly associated with non-current assets held for sale	57.7	107.7
Total current liabilities	1,583.0	1,558.0
Long-term liabilities:
Bank loans	388.6	320.9
Trust certificates debt	9,652.3	9,674.6
Deferred taxes	218.1	219.6
Other long-term liabilities	218.8	211.2

Total long-term liabilities	10,477.8	10,426.3
Total liabilities	12,060.8	11,984.3

Total stockholders´ equity	(159.3)	431.8

Total liabilities and stockholders´ equity	11,901.4	12,416.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.